SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2007

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 24, 2007

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

Documents Included as Part of this Report

No.	Document

1.	News Release dated October 11, 2007

2.	News Release dated October 19, 2007

3.	News Release dated October 23, 2007

NEWS RELEASE
For Immediate Release
October 11, 2007
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH ANNOUNCES CURTAILMENTS AT COOK AND BEMIDJI OSB MILLS
Ainsworth Lumber Co. Ltd. today announced that it will curtail operations at its oriented strand board (OSB) mills in Cook, Minnesota and Bemidji, Minnesota due to log supply shortages, high production costs and a decline in OSB orders. The Cook mill’s closure takes effect immediately and the Bemidji mill’s closure is planned to take effect October 19th. Production is expected to resume at Cook on October 22nd and at Bemidji on October 29th. Log deliveries will continue to be accepted during these closures.
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Contact:
Bruce Rose, General Manager — Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE
For Immediate Release
October 19, 2007
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH REACHES A SETTLEMENT ON U.S. CLASS ACTION LAWSUIT
Ainsworth has entered into an agreement with the direct purchaser plaintiffs in the OSB Antitrust Litigation, settling on a class-wide basis all claims asserted against it. Under the agreement, Ainsworth will pay US$8.6 million to be distributed across the settlement class. The agreement is subject to court approval.
Ainsworth continues to deny each and every one of plaintiffs’ claims and strongly asserts that it has not violated U.S. antitrust or any other laws. The decision to enter into the settlement agreement was based solely on the need to avoid prolonged, expensive litigation.
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Contact: Bruce Rose, General Manager — Corporate Development
              bruce.rose@ainsworth.ca

NEWS RELEASE
For Immediate Release
October 23, 2007
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH ANNOUNCES CURTAILMENTS AT FOUR OSB MILLS
Ainsworth Lumber Co. Ltd. today announced that it will curtail operations at four oriented strand board (OSB) mills due to operating losses, log supply shortages and a decline in orders.
•	Cook, Minnesota will immediately begin to operate on a reduced production schedule for an indefinite period. In addition, Cook will be closed November 3rd through November 25th and December 24th through January 1st.

•	Bemidji, Minnesota will operate on a reduced production schedule for an indefinite period beginning October 29th. In addition, Bemidji will be closed November 17th through December 9th and December 24th through January 1st. As announced previously, Bemidji is closed October 19th through October 28th.

•	Grande Prairie, Alberta will be closed November 5th through November 12th and December 17th through January 1st.

•	Barwick, Ontario will be closed December 24th through January 1st.
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Contact:
Bruce Rose, General Manager — Corporate Development
bruce.rose@ainsworth.ca